ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

September 19, 2017	Adam M. Schlichtmann
T +1 617 951 7114
F +1 617 235 7346
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Funds, Inc. (the “Corporation” or the “Registrant”) (Registration Nos. 33-34929 and 811-06110) Post-Effective Amendment Number 106 to the Corporation’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on July 24, 2017, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Corporation’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) on the above-referenced amendment to the Registration Statement of the Corporation, relating to the Western Asset High Yield Fund (“High Yield Fund”) and Western Asset Intermediate Bond Fund (“Intermediate Bond Fund,” and together with High Yield Fund, each a “Fund” and collectively the “Funds”), each a series of the Corporation, that Mr. Gregory provided by telephone to Adam Schlichtmann on September 6, 2017. For convenience of reference, each of the comments is summarized before the Corporation’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Funds currently intend to make a 485(b) filing on September 22, 2017 containing its prospectus (“Prospectus”) and statement of additional information (“SAI”) that will become automatically effective on or about September 30, 2017.

General Comment

1.	Please explain why the name of the Funds’ adviser does not precede the name of the Funds’ subadviser in the Funds’ names and whether the Funds’ names are consistent with footnote 4 of the Legg Mason Equity Trust manager-of-managers order[1] (the “Order”). The Order stipulates that if the name of any subadvised fund contains the name of the subadviser, the name of the adviser or a trademark or trade name that is owned by or publicly used to identify the adviser will precede the name of the subadviser.

[1]	Legg Mason Partners Equity Trust, et al., Release No. IC-32923 (Feb. 24, 2014).

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Response:	The Order and naming convention referred to therein is not currently applicable to the Funds so no changes have been made in response to this comment.

2.	Please update the information that appears in brackets or that is missing, including the “Financial highlights” section.

Response:	The requested changes have been made.

Western Asset High Yield Fund Comments

3.	Please note that comments provided with respect to this Fund also apply to Intermediate Bond Fund unless noted. Please respond and make conforming changes, as necessary, to both Funds’ disclosures in the Registration Statement.

Response:	The Registrant acknowledges the comment and considered each comment for Intermediate Bond Fund.

4.	With respect to the Fund’s disclosure regarding investments in the securities of other investment companies, if the fees and expenses associated with such investments will exceed the Fund’s average net assets by more than 1 basis point, please include “Acquired Fund Fees and Expenses” as a line item in the table under “Fees and expenses of the fund.” We note that footnote 10 to this table references acquired fund fees and expenses.

Response:	The Registrant confirms that acquired fund fees and expenses are not required to be shown as a separate line item in the table.

5.	In footnote 2 to the “Fees and expenses of the fund” table, please include a cross-reference to the location in the Fund’s Prospectus of the additional information about sales charge waivers.

Response:	The requested change has been made. The Registrant has revised the footnote to include a cross-reference as follows:

Shareholders purchasing Class A shares through certain Service Agents or in certain types of accounts may be eligible for a waiver of the sales charge. For additional information, see “Sales charges” in the Prospectus.

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6.	Please supplementally explain why “Other expenses” for Class FI shares are estimated since it is not a new share class. Please disclose whether “Other expenses” are estimated as a result of unique characteristics of Class FI shares that have changed in the past year.

Response:	Other expenses are estimated for this share class because Class FI shares have not yet commenced operations.

7.	Please consider including additional disclosure in the narrative portion of the expense example in the “Fees and expenses of the fund” section that explains that the expense example has been adjusted to reflect the expense caps for the period(s) of time that the expense caps are expected to be in effect.

Response:	The Registrant believes its current disclosure is appropriate and meets the requirements of Form N-1A and has not made any changes to its disclosure in response to this comment.

8.	In the “Principal investment strategies” section, please replace “the fund will invest at least 80% of its net assets in U.S. dollar denominated debt or fixed income securities” with “the fund will invest at least 80% of its net assets plus any borrowings for investment purposes in U.S. dollar denominated debt or fixed income securities.” In the alternative, please replace “the term ‘assets’ means” with “the term ‘net assets’ means” under the “More on the fund’s investment strategies – Percentage and other limitations” section.

Response:	The Registrant has revised the “More on the fund’s investment strategies – Percentage and other limitations” section to read as follows:

For purposes of the fund’s limitations expressed as a percentage of assets or net assets, the term “assets” or “net assets,” as applicable, means net assets plus the amount of any borrowings for investment purposes. The fund’s compliance with its investment limitations and requirements described in this Prospectus is usually determined at the time of investment.

9.	Please explain how the subadvisers decide when to buy and sell securities for the Fund. Please also explain whether the Fund will principally invest in distressed or defaulted securities and, if it will, please include a related risk factor.

Response:	In response to the first part of the comment, the Registrant has added the disclosure shown below for each Fund. The Registrant supplementally confirms that neither Fund currently intends to invest in distressed or defaulted securities as part of its principal investment strategy.

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High Yield Fund:

Selection Process

Individual security selection is driven by the subadviser’s economic view, industry outlook and credit analysis. The subadviser then selects those individual securities that appear to be most undervalued and offer the highest potential returns relative to the amount of credit, interest rate, liquidity and other risks presented by these securities. The subadviser expects to allocate the fund’s investments across a broad range of issuers and industries, which can help to reduce risk.

In evaluating the issuer’s creditworthiness, the subadviser employs fundamental analysis and considers a number of factors, including but not limited to the following factors:

•	The strength of the issuer’s financial resources

•	The issuer’s sensitivity to economic conditions and trends

•	The issuer’s operating history

•	The experience and track record of the issuer’s management or political leadership

Intermediate Bond Fund:

Selection Process

The subadviser focuses on identifying intermediate-term fixed income securities it believes are undervalued and that offer better protection of capital given current interest rate and market conditions. In selecting individual securities for investment, a number of factors are considered, including but not limited to the following factors. The subadviser:

•	Monitors the spreads between U.S. Treasury and government agency or instrumentality issuers and purchases agency and instrumentality issues that it believes will provide a yield advantage

•	Determines sector and maturity weightings based on assessments of the economic environment and relative value factors based on interest rate outlook

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•	Measures the potential impact of supply/demand imbalances, yield curve shifts and changing prepayment patterns to identify individual securities that balance potential return and risk

•	Uses research to uncover inefficient sectors of the government securities and mortgage markets and adjusts portfolio positions to take advantage of new information

10.	Please revise the Prospectus to reflect that the Fund has two subadvisers. Please refer to either the singular or the plural form of the term “subadviser” consistently throughout the Registration Statement.

Response:	The Registrant has not made any changes to its disclosure in response to this comment at this time. The Registrant notes the disclosure under the “Management – Subadvisers” section, which states that “[r]eferences to ‘the subadviser’ include each applicable subadviser.”

11.	Please consider disclosing the Fund’s dollar-weighted average maturity and effective duration to help investors understand the Fund’s risk profile.

Response:	The Registrant has not made the requested change at this time. High Yield Fund’s principal investment strategy does not involve a target dollar-weighted average maturity or effective duration. The Intermediate Bond Fund currently discloses a target range for a dollar-weighted average effective duration that falls within 20% of the duration of its benchmark, the Bloomberg Barclays Intermediate U.S. Government/Credit Index (generally, this range is 2-5 years), because that is integral to its principal investment strategy. Information about a Fund’s effective duration is currently available to an investor on each Fund’s website, among other places.

12.	Please provide additional explanation regarding each subadviser’s role in managing the Fund. For example, does one subadviser manage the derivative sleeve of the fund?

Response:

The Prospectus currently states that Western Asset Management Company (“Western Asset”) “undertakes investment-related activities including investment management, research and analysis, and securities settlement.” The Prospectus also explains that Western Asset Management Company Limited (“Western Asset London”) “provides certain subadvisory services relating to currency transactions and investments in non-U.S. dollar-denominated securities and related foreign currency instruments.” The Prospectus also explains that “Western Asset employs a team approach to investment management that utilizes relevant staff in multiple offices around the world. Expertise from

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Western Asset investment professionals in those offices add local sector investment experience as well as the ability to trade in local markets. Although the investment professionals at Western Asset London are responsible for the management of the investments in their local sectors, Western Asset provides overall supervision of their activities for the fund to maintain a cohesive investment management approach.” The Registrant believes that its current disclosure adequately describes the advisory services provided to each Fund by each subadviser and such disclosure is consistent with Item 10 of Form N-1A.

13.	Please replace references to “structural complexities,” used in the second paragraph of the subsection “Principal investment strategies – Maturity and Duration,” with plain English.

Response:	The requested change has been made. The Registrant has revised the applicable language as follows:

The maturity of a fixed income security is a measure of the time remaining until the final payment on the security is due. Effective duration seeks to measure the expected sensitivity of market price to changes in interest rates, taking into account the anticipated effects of particular features of a security (for example, some bonds can be prepaid by the issuer).

14.	Disclosure in the Fund’s “Principal investment strategies” section specifies that the Fund may invest a substantial portion of its assets in mortgage-backed and asset-backed securities. Please identify the specific types of mortgage-backed securities in which the Fund currently invests and revise the “Mortgage-backed and asset-backed securities” risk factor to reflect the risks associated with such types of securities.

Please also supplementally inform the Staff of the amount of Fund assets currently invested in mortgage-backed securities and asset-backed securities. For example, please specify the percentage of Fund assets that are invested in residential mortgage-backed securities (“RMBS”) (agency and non-agency), collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”), collateralized mortgage obligations (“CMOs”), and Rule 144A securities. If any such securities are principal investments for the Fund, please include the credit ratings of such securities. In addition, please provide additional explanation as to whether the Fund considers such securities to be liquid and the rationale for such determination. Please be advised that the Staff may have additional comments depending on the response to these requests.

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Response:

High Yield Fund:

The Registrant has determined that mortgage-backed and asset-backed securities are no longer part of the High Yield Fund’s principal investment strategy. Accordingly, “Mortgage-backed and asset-backed securities risk” has been removed from the “Principal risks” section and the following sentence has been removed from the “Principal investment strategies” section of High Yield Fund’s Prospectus: “[t]he fund intends to invest a substantial portion of its assets in mortgage-backed and asset-backed securities.”

Intermediate Bond Fund:

The Fund has taken a layered approach to its disclosure of these matters that it believes is consistent with the requirements for Form N-1A. The Fund’s “More on the fund’s investment strategies, investments and risks” section (responsive to Item 9 of Form N-1A) identifies types of mortgage-backed securities (“MBS”) and asset-backed securities in which the Fund currently intends to invest principally and the summary section provides a plain English summary of that disclosure in a way that is intended to avoid having a “long, dense and complex” summary section (see IM Guidance Update No. 2014-08). For example, each Fund’s “More on the fund’s investment strategies, investments and risks” section contains disclosure about non-agency MBS, agency MBS, and CMOs (explaining that “CMOs are a type of mortgage-backed security”) and CDOs and CLOs (explaining that CDOs “are a type of asset-backed security. CDOs include … collateralized loan obligations ….”). In addition, the Fund has reviewed its risk disclosure and believes it is consistent with (i) the requirements of Form N-1A that it disclose the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is expected to be subject, and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield or total return consistent with the plain English requirements and (ii) the instructions to Form N-1A that provide that the prospectus disclosure requirements “are intended to elicit information for an average or typical investor who may not be sophisticated in legal or financial matters.” See General Instruction C.1.(b) of Form N-1A.

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With regard to the supplemental information requested, as of June 30, 2017, Intermediate Bond Fund had the following holdings:

Intermediate Bond Fund (%) total assets and dollar-weighted average credit rating
RMBS	8.981/AA-
Non-agency RMBS	6.33/A
Agency RMBS	2.56/AAA
CMOs	7.94/A+
CLOs/CDOs	4.30/AA+
Rule 144A securities	16.212/A+

[1]	RMBS total is greater than the sum of agency and non-agency RMBS because one RMBS CMO is government-guaranteed.
[2]	The data provided includes 144A securities that may also fall into another category in the table.

The Registrant supplementally confirms that Intermediate Bond Fund has determined that some or all of these types of holdings are liquid from time to time. The Registrant generally takes into account a variety of factors when determining whether a position is liquid, for example the frequency with which these and similar securities trade and the number of dealers or other potential purchasers that the Registrant believes may have interest in the security.

15.	Please confirm the amount of Fund assets currently invested in contingent convertible securities. If the Fund invests in contingent convertible securities, please consider including appropriate disclosure to this effect, the type and location of which will depend on the extent to which the Fund invests in such securities.

Response:	The Registrant supplementally confirms that Intermediate Bond Fund does not currently hold any contingent convertible securities, though it may in the future. The Registrant also supplementally confirms that High Yield Fund has purchased contingent convertible securities in the past, however, such investment has generally been less than 1% of the Fund’s assets.

16.	Disclosure indicates that the Fund may use an extensive list of exchange-traded and over-the-counter (“OTC”) derivatives for hedging and non-hedging purposes. As indicated by prior Staff guidance, please disclose only those derivatives that the Fund will actually use as part of its principal investment strategy, the specific purposes for which those derivatives will be used, and the risk factors associated with use of those derivatives. For example, the “Principal investment strategies” section states that the Fund may use interest rate swaps and credit default swaps (“CDS”) in particular. For additional guidance, see the letter from Barry Miller to the ICI dated July 30, 2010 and revise the disclosure as appropriate. See also IM Guidance Update (No. 2013-05).

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Response:	The Registrant confirms that it currently intends to use all of the derivative instruments listed as part of its principal investment strategy. The Registrant has taken a layered approach to its disclosure of these matters that it believes is consistent with the requirements for Form N-1A. Under “More on the fund’s investment strategies, investments and risks,” each Fund: (1) describes the specific types of derivatives used principally by the Fund, and the Item 4 summary section provides a summary of this; (2) enumerates six different hedging and non-hedging purposes of the derivatives, which are summarized in the Item 4 section as hedging and non-hedging purposes; and (3) describes the risks related to these instruments, which are summarized in the Item 4 summary section. The Registrant believes that the text referenced in the comment, found under “Principal investment strategies,” provides a plain English summary of the “More on the fund’s investment strategies, investments and risks” section consistent with Staff guidance about avoiding a “long, dense and complex” summary section (see IM Guidance Update No. 2014-08). In addition, the Registrant has reviewed its risk disclosure and believes it is (i) consistent with the requirements of Form N-1A that each Fund disclose the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is expected to be subject, and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield or total return consistent with the plain English requirements and (ii) the instructions to Form N-1A that provide that the prospectus disclosure requirements “are intended to elicit information for an average or typical investor who may not be sophisticated in legal or financial matters.” See General Instruction C.1.(b) of Form N-1A.

17.	Please clarify in the “Principal investment strategies” section whether investments in derivative instruments will count towards the Fund’s policy of investing at least 80% of its net assets in debt and fixed income securities pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). If so, please confirm that the Fund will value derivative instruments at market value for purposes of the 80% test.

Response:	The Registrant has added the following to the second to last paragraph of “More on the fund’s investment strategies, investments and risks – Derivatives”:

Instead of, and/or in addition to, investing directly in particular securities, the fund may use derivatives and other synthetic instruments that are intended to provide economic exposure to securities, issuers or other measures of market or economic value. The fund may use one or more types of these instruments. The fund’s investments in derivatives and other synthetic instruments that the subadviser believes have economic characteristics similar to those securities described in the fund’s 80% investment policy will be counted towards satisfaction of that investment policy.

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For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 (a “35d-1 Policy”), a Fund may account for a derivative position by reference to its market value or notional value. A Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13 (“Investment Company Names Final Rule”).

18.	The Registration Statement indicates that the Fund may write CDS from time to time. Please confirm supplementally that the Fund will segregate the full notional value of these CDS.

Response:	Supplementally, the Registrant confirms that each Fund currently intends to segregate the notional value of CDS it sells, if any.

19.	Please delete the following sentence from the “Principal investment strategies” section: “[o]ther instruments may also be used to a significant extent from time to time.” In the alternative, please disclose such other instruments if they are principal investments. Per Item 4 of Form N-1A, only principal investments should be disclosed in the principal investment strategy section.

Response:	The Registrant believes that the quoted disclosure is helpful and consistent with the requirements of Form N-1A. For example, the Registrant believes that it is helpful for investors to be advised that other instruments could be used as part of the principal investment strategy from time to time because new instruments and investment techniques are developed from time to time and the Funds are actively managed. Without the disclosure, investors might get a false impression that the instruments identified are the only ones that the Fund would ever use as part of its principal investment strategy. The Fund generally would expect to supplement its principal investment strategy disclosure as appropriate when new instruments become part of its principal investment strategy. In addition, the nature of Item 4 being a summary of Item 9 necessarily means that not all of the information contained in Item 9 is repeated in Item 4 (see IM Guidance Update No. 2014-08) so that a broad class of instruments might be named in Item 4 as a way to provide a summary (e.g., not all sub-categories of debt instruments are included in the Item 4 summary so as to avoid having a “long, dense and complex” summary section (see IM Guidance Update No. 2014-08)).

20.

Each risk disclosed under the “Principal risks” section should correspond to an investment strategy disclosed under the “Principal investment strategies” section. Please review these sections and revise as necessary. For example, the Fund discloses risks related to emerging

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markets, inflation-indexed securities, and subordinated securities without corresponding disclosures under the “Principal investment strategies” section. If any risk or strategy disclosed under these sections is not a principal risk or strategy, respectively, please move the disclosure elsewhere in the Prospectus or SAI.

Response:	The Registrant has removed references to “inflation-indexed securities” from “Principal risks” in response to the comment. The Registrant believes that describing the risks of being invested in emerging markets in the “Principal risks” section helps an investor understand the risk profile of the Fund, and that such risk disclosure is consistent with its existing principal investment strategy disclosure regarding investing in non-U.S. securities. The Registrant believes that describing the risks of being invested in subordinated securities in the “Principal risks” section helps an investor understand the risk profile of the Fund, and that such risk disclosure is consistent with its existing principal investment strategy disclosure regarding investing in debt and fixed income securities generally.

21.	If applicable, please insert the disclosure with respect to sales through depositary institutions as required by Item 4(b)(1)(iii) of Form N1-A.

Response:	The Registrant has added to the “Principal risks” that “[a]n investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or by any bank or government agency.”

22.	“Leveraging risk” states that “[o]ther risks also will be compounded.” Please provide additional information regarding such other risks or, in the alternative, delete this disclosure.

Response:	The Registrant has revised the applicable disclosure as follows:

The value of your investment may be more volatile if the fund borrows or uses derivatives or other investments that have a leveraging effect on the fund’s portfolio. Other risks described in the Prospectus also will be compounded. This is because leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the fund would otherwise have had. The fund may also have to sell assets at inopportune times to satisfy its obligations. The use of leverage is considered to be a speculative investment practice and may result in the loss of a substantial amount, and possibly all, of the fund’s assets.

23.	The Fund’s annual shareholder report, dated May 31, 2017, indicates that approximately 28% of High Yield Fund’s assets are invested in the oil and gas and energy sectors. Please consider whether it is appropriate to include additional disclosure under the sections “Principal investment strategies” and “Principal risks” regarding investments in these sectors.

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Response:	The Registrant does not believe addressing specific risks of the oil and gas and energy sectors is appropriate, as investing a specific portion of its assets in any one sector is not currently part of its principal investment strategy.

24.	In the “Management – Investment professionals” section, please clarify which subadviser employs each of the portfolio managers listed.

Response:	At this time, the portfolio managers primarily responsible for the day-to-day management of the Funds are all employees of Western Asset. Those portfolio managers are identified and described in accordance with Items 5(b), 10(a)(2), and 20 of Form N-1A. Other than adding omitted or bracketed historical data, no revisions have been made to the disclosures in response to this comment.

The Registrant has not made the requested change since the current disclosure already indicates that all portfolio managers that are primarily responsible for the day-to-day portfolio management of the Funds are employees of Western Asset.

25.	Please identify and describe each portfolio manager employed by Western Asset London that is primarily responsible for the day-to-day management of the portfolio as required by Items 5(b), 10(a)(2) and 20 of Form N-1A.

Response:	At this time, the portfolio managers primarily responsible for the day-to-day management of the Funds are employees of only Western Asset. Those portfolio managers are identified and described in accordance with Items 5(b), 10(a)(2), and 20 of Form N-1A. Other than adding omitted or bracketed historical data, no revisions have been made to the disclosures in response to this comment.

26.	Please provide additional disclosure under “More on the fund’s investment strategies, investments and risks” regarding principal investment strategies and principal risks as compared to the current disclosure under “Principal investment strategies” and “Principal risks.”

Response:	The “More on the fund’s investment strategies, investments and risks” section, as drafted, includes extensive details about principal investment strategies that the Fund may employ in addition to more fulsome descriptions of the risks listed under “Principal risks”. Accordingly, the Registrant has not revised the applicable disclosures in response to this comment.

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27.	In the “More on the fund’s investment strategies, investments and risks” section, please distinguish between principal and non-principal investment strategies, investments, and risks. For additional guidance, please see IM Guidance Update No. 2014-08.

Response:	The Fund does not believe that specifically identifying principal investment strategies and risks in the “More on the fund’s investment strategies, investments and risks” section is necessary or required as principal strategies and risks are already identified in the summary section of the Prospectus and Form N-1A provides that information included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.

28.	In the “More on the fund’s investment strategies, investments and risks – Derivatives” section, please include additional disclosure regarding the special risks associated with investments in OTC derivatives.

Response:	The Item 9 “Derivatives risk” includes the following disclosure, which describes the risks associated with OTC derivatives: “The absence of a central exchange or market for swap transactions may lead, in some instances, to difficulties in trading and valuation, especially in the event of market disruptions.” In addition, the SAI includes an extensive discussion of the special risks associated with investing in OTC derivatives. Accordingly, the Registrant has not revised the applicable disclosures in response to this comment.

29.	In the subsection “More on the fund’s investment strategies, investments and risks – Loans”, please disclose that it may take longer than seven days for transactions in bank loans to settle. In the Prospectus, please disclose how the Fund intends to meet short-term liquidity needs that may result from a lengthy settlement period. Please also disclose that a lengthy settlement period may pose the risk that investors may not receive payment in a timely manner or that the Fund may incur losses to pay redemption proceeds on time. Please also disclose that investments in bank loans may not qualify as securities and, therefore, may not enjoy the protections afforded by the federal securities laws.

Response:	The Registrant’s prospectus already contains disclosure under “Principal risks” that addresses the risk of delayed settlement of loans and resulting liquidity issues. “Liquidity Risk,” which is identified as a principal risk of the Funds, states that “[t]he fund may not receive its proceeds from the sale of certain securities for an extended period (for example, several weeks or even longer).” “Liquidity Risk” is not limited to any particular securities, but is applicable to all securities in which the Funds invest. The section entitled “Loans” under “More on the fund’s investment strategies, investments and risks” notes that “Transactions in loans may settle on a delayed basis.” Accordingly, the Registrant believes that the possibility of a significant delay is adequately disclosed.

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With respect to the impact on a Fund’s ability to meet redemption requests, the section entitled “Loans” also explains that “the proceeds from the sale of a loan may not be available …to meet the fund’s redemption obligations” as a result of a loan’s delayed settlement. “Liquidity Risk” under “Principal risks” states: “[i]f the fund is forced to sell an illiquid asset to meet redemption requests or other cash needs, the fund may be forced to sell at a loss.” The Registrant believes this approach is consistent with Staff guidance and Form N-1A, which states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.”

Additionally, the section entitled “Redeeming shares,” addresses how a Fund expects to meet its redemption obligations, regardless of security type. It states that a Fund expects to use cash or cash equivalents, sell portfolio assets, or borrow funds through available arrangements. The section also explains that a Fund may pay redemptions in-kind during “periods of deteriorating or stressed market conditions, when an increased portion of the fund’s portfolio may be comprised of less-liquid investments, or during extraordinary or emergency circumstances.” Accordingly, Registrant has not revised its disclosure in response to this comment.

In response to the third part of this comment, the Registrant notes that the SAI disclosure under “Loans” discloses: “[l]oans may not be considered ‘securities’ for certain purposes and purchasers, such as a fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws.” Registrant believes this is the appropriate place for such disclosure.

30.	If the Fund intends to invest a substantial portion of its assets in Puerto Rico municipal securities, please disclose the risks of investing in such securities.

Response:	The Registrant confirms that neither Fund presently intends to invest a substantial portion of its asset in Puerto Rico municipal securities. Accordingly, the Registrant has not revised disclosure in response to this comment.

31.	Please clarify the meaning of the term “other similar obligations” in the second sentence of the “Short-term investments” subsection of the “More on the fund’s investment strategies, investments and risks” section. In the alternative, please delete this disclosure.

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Response:	The Funds believe the disclosure is appropriate because the nature of the types of investments that may fall into this category is clear from the list in that sentence.

32.	Please disclose the effect on the Fund of taking temporary defensive positions in the “More on the fund’s investment strategies, investments and risks – Defensive investing” subsection. For example, one possible effect on the Fund might be that the Fund may not achieve its investment objective.

Response:	The Funds believe disclosures under “Cash management and defensive investing risk” already provide the requested disclosure. The Funds’ “Cash management and defensive investing risk” states:

The value of the investments held by the fund for cash management or defensive investing purposes can fluctuate. Like other fixed income securities, they are subject to risk, including market, interest rate and credit risk. If the fund holds cash uninvested it will be subject to the credit risk of the depository institution holding the cash. If the fund holds cash uninvested, the fund will not earn income on the cash and the fund’s yield will go down. If a significant amount of the fund’s assets is used for cash management or defensive investing purposes, it may not achieve its investment objective.

Instruction 6 to Item 9(b) of Form N-1A provides that a fund should, “[d]isclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions [and] [a]lso disclose the effect of taking such a temporary defensive position[.]” The Registrant believes its current disclosure is consistent with this requirement and has not made any changes to its disclosure in response to this comment.

33.	The subsection “More on the fund’s investment strategies, investments and risks – Percentage and other limitations” states that the “fund’s compliance with its investment limitations and requirements described in this Prospectus is usually determined at the time of investment. If such a percentage limitation is complied with at the time of an investment, any subsequent change in percentage resulting from a change in asset values or characteristics, a sale of securities or a change in credit quality will not constitute a violation of that limitation.” Please include additional disclosure explaining that the foregoing does not apply to borrowings because the percentage limitations on Fund borrowings apply at the time of investment and thereafter.

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Response:	The “Percentage and other limitations” subsection of the prospectus states that the referenced language only applies to the investment limitations that are described “in this Prospectus”. The Fund’s investment limitation on borrowings is only described in the Fund’s SAI. The Registrant believes its current disclosure is sufficient and has not made any changes to its disclosure in response to this comment.

34.	With respect to disclosure regarding in-kind redemptions, please consider including additional information as to whether in-kind redemptions result in the distribution of a pro-rata portion of the Fund’s portfolio or a representative basket of the securities in which the Fund invests. For additional guidance, see Final Rule: Investment Company Liquidity Risk Management Programs, Inv. Co. Act Rel. No. 32315 (Oct. 13, 2016) at p. 294.

Response:	The Registrant observes that revised Item 11 of Form N-1A does not appear to require such disclosure, and it has determined to not revise its disclosure in response to this comment at this time.

35.	Please also disclose that securities redeemed in-kind will be subject to market risk until sold and that shareholders may incur taxable gains or losses when such securities are converted to cash.

Response:	The SAI currently discloses that “[s]ecurities issued as a distribution in kind may incur transaction costs when shareholders subsequently sell those securities, and the market price of those securities will be subject to fluctuation until they are sold.” The Registrant believes that this disclosure is appropriate in substance and location. The Registrant has determined to not revise its disclosure in response to this comment at this time.

Western Asset Intermediate Bond Fund Comments

36.	As discussed in Comment 3, comments that were provided with respect to High Yield Fund also apply to Intermediate Bond Fund unless noted.

Response:	The Registrant acknowledges the comment.

37.	Disclosure in the “Principal investment strategies” section refers to the Fund’s “target dollar-weighted average effective duration.” Please revise this disclosure to refer to either the Fund’s “target dollar-weighted average maturity” or, in the alternative, both the Fund’s “target dollar-weighted average maturity” and its “target dollar-weighted average effective duration.” As required, please make conforming edits to disclosure elsewhere in the Prospectus as well as in the SAI. For more information, please see SEC guidance relating to the use of such terms. Investment Company Names Final Rule at n. 45 and accompanying text; Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec. 14, 2001), Questions 11 and 12.

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Response:	The Registrant has not revised its disclosure in response to this comment. The Registrant believes that effective duration is a better measure than maturity because it takes into account the structural complexities of the bonds in which the Fund invests. See Investment Company Names Final Rule at n. 47 (“In view of the shortcomings associated with analyzing interest rate volatility based on average weighted maturity, investment companies and investment professionals increasingly evaluate bond portfolios based on ‘duration,’ which reflects the sensitivity of an investment company’s return to changes in interest rates.”)

38.	Please specify the types of illiquid investments to which the “Restricted and illiquid securities” investment strategy under “More on the fund’s investment strategies, investments and risks” refers.

Response:	The Registrant is not aware of a requirement under Form N-1A to add the requested disclosure. However, the Registrant notes that for both Funds, unless noted otherwise, the risk titled “Derivatives Risk” under “Principal risks” discusses that “[c]redit default swaps may be illiquid”; the risk titled “High yield (‘junk’) bonds risk” under “Principal risks” for the High Yield Bond discusses that high yield bonds “tend to be less liquid”; the risk titled “Foreign investments and emerging markets risk” under “Principal risks” discusses that “[f]oreign countries in which the fund may invest may have markets that are less liquid”; the investment strategy titled “Mortgage-backed and asset-backed securities” discloses that collateralized mortgage obligation may experience, “in some instances reduced liquidity”; the investment strategy titled “Structured instruments” discloses that “[s]tructured instruments are often subject to heightened liquidity risk”; the risk titled “Derivatives Risk” under “More on risks of investing in the fund” states that derivatives “tend to involve greater liquidity risk” and that “many over-the-counter derivatives will not have liquidity beyond the counterparty to the instrument”; and the risk titled, “Mortgage-backed and asset-backed securities risk” under “More on risks of investing in the fund” states that “[m]ortgage derivatives can also become illiquid.” Accordingly, the Registrant declines to make any changes in response to this comment.

Statement of Additional Information Comments

39.

Under “Additional Information about Investment Limitations and Policies – Additional Information”, with respect to Fundamental Investment Restriction (2), the following sentence is included: “[f]or purposes of this limitation, the funds do not consider certificates

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of deposit or banker’s acceptances issued by domestic branches of U.S. or non-U.S. banks to be in a single industry.” Please provide additional disclosure indicating that this sentence also applies to Intermediate Bond Fund’s Fundamental Investment Restriction (6).

Response:	The Registrant notes that Fundamental Investment Restriction (2) and the explanatory note thereto expressly state that the limitation and corresponding explanatory note are not applicable to the Intermediate Bond Fund. Instead, the limitation and explanatory note are only applicable to High Yield Fund and Western Asset Total Return Unconstrained Fund. The Registrant believes its current disclosure makes clear that Fundamental Investment Restriction (2) only applies to two of the three funds that the SAI discusses. Western Asset Intermediate Bond has a separate investment policy that addresses how that fund treats U.S. branches of foreign banks. The Registrant has not made the requested change.

40.	The final sentence in “Additional Information about Investment Limitations and Policies – Additional Information” with respect to Fundamental Investment Restriction (2) indicates that it does not apply to Intermediate Bond Fund while the third sentence indicates that the Funds have not reserved the right to concentrate in any industry. Please address this inconsistency and revise to reflect accurately whether Intermediate Bond Fund has reserved the right to concentrate in any industry.

Response:	The Registrant notes that both the Fundamental Investment Restriction (2) and the explanatory note thereto expressly state that the limitation and explanatory note are not applicable to the Intermediate Bond Fund. There is no corresponding explanatory note disclosure in the SAI for the Intermediate Bond Fund’s concentration policy (Fundamental Investment Restriction (6)), and the Registrant is not aware of any requirement in Form N-1A to add such explanatory note disclosure. The Registrant has not made the requested change.

41.	The fourth sentence of Fundamental Investment Restriction (2) in “Additional Information about Investment Limitations and Policies – Additional Information” indicates that the Funds do not consider certificates of deposit or banker’s acceptances issued by domestic branches of U.S. or non-U.S. banks to be part of a single industry. According to SEC guidance, such instruments are not part of any industry. Please revise this sentence accordingly. See Guide 19 to Registration Form Used by Open-End Management Investment Companies. Guidelines, Release No. 33-6479 (Aug. 12, 1983) (“Former Guide 19”).

Response:

The Registrant believes that its existing disclosure is consistent with rescinded Former Guide 19. Former Guide 19 stated the staff’s historical position that a fund may select its own industry classifications but that “such classification

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must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Guide 19 went on to say that “United States branches of foreign banks may be considered domestic banks if it can be demonstrated that they are subject to the same regulation as United States banks.” The Registrant understands “may” in this context to be permissive and has disclosed how these holdings are treated by the two funds to which this disclosure applies.

42.	The fifth sentence of the disclosure regarding Fundamental Investment Restriction (2) under “Additional Information about Investment Limitations and Policies – Additional Information” reads as follows: “[i]f, in the future, these instruments are considered to be in the same industry, the funds reserve the freedom of action to concentrate in such an industry.” Please delete this sentence because it is hypothetical in nature.

Response:	The Registrant believes it is helpful to inform investors how the applicable funds may adjust to any future regulatory changes on this point as they have done since their inception. Such funds would consider what additional disclosure is appropriate if and when there is such a regulatory change. The Registrant has not made any changes to its disclosure in response to this comment at this time.

43.	The penultimate sentence of the disclosure regarding Fundamental Investment Restriction (2) in “Additional Information about Investment Limitations and Policies – Additional Information” reads as follows: “[e]ach fund’s industry concentration policy does not preclude it from focusing investments in issuers in a group of related industrial sectors (such as different types of technology issuers).” Please provide additional disclosure clarifying that the Funds will not invest 25% or more of their total assets in a group of related industrial sectors in violation of the concentration limitations set forth in the 1940 Act.

Response:	The Registrant believes that it has appropriately disclosed that the Fund will not concentrate its investments in a particular industry and that the requested disclosure would amount to disclosure stating that the Fund intends to comply with applicable law. Accordingly, no changes have been made in response to this comment.

44.	Pursuant to Instruction 6 to Item 17(c) of Form N-1A, in the final column of the table disclosing director compensation, please specify the number of investment companies in the complex for which the directors are paid compensation.

Response:	The Registrant has revised the table in accordance with this comment.

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45.	Please disclose in the “Management” section whether the Registrant relies on the Order and the nature of such reliance. If appropriate, please also disclose whether such relief includes aggregate fee disclosure. Pursuant to Item 19 of Form N-1A, please disclose the method of calculating the fees paid to the manager and the subadvisers as a percentage of the Funds’ average daily net assets, or some other measure, and specify any breakpoints.

Response:	Please see the Registrant’s response to Comment 1.

46.	Please confirm that no fees were recouped during the fiscal year-ended May 31, 2017. If any fees were recouped, please update the disclosure in the relevant footnote to the table disclosing the Funds’ management fees in the “Management” section.

Response:	Fees were recouped during the fiscal year-ended May 31, 2017. Accordingly, the table has been revised to include a footnote disclosing the amounts recouped for each Fund.

47.	If applicable, please disclose the aggregate dollar amount of underwriting commissions paid by the Funds, and the amount retained by Legg Mason Investor Services, for each of the last three fiscal years as required by Item 25(a)(3) of Form N-1A.

Response:	The Registrant notes that the aggregate commission paid and amounts retained by the Funds’ Distributor are provided in tables under the section “Services and Distribution Plan” “Sales Charges – Initial Sales Charges” and “Sales Charges – Contingent Deferred Sales Charges.”

48.	In the “Systematic Withdrawal Plan” section, please review and revise the following sentence for improved clarity: “[t]he Systematic Withdrawal Plan will be carried over on full exchanges between funds sold by the Distributor or classes of the funds.”

Response:	The Registrant acknowledges the comment, but has not revised its disclosure in response to this comment. The Registrant believes that the disclosure is sufficiently clear.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

Adam M. Schlichtmann